As filed with the Securities and Exchange Commission on June 6, 2022

Securities Act File No. 333-263021

Investment Company Act File No. 811-07354

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement

under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
Registration Statement
Under
the Investment Company Act of 1940	☒
Amendment No. 11	☒

BlackRock Investment Quality Municipal Trust, Inc.

(Exact Name of Registrant as Specified In Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 882-0052

John M. Perlowski, President

BlackRock Investment Quality Municipal Trust, Inc.

55 East 52nd Street

New York, New York 10055

(Name and Address of Agent for Service)

Copies of information to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-263021.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-263021 and 811-07354) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)	Financial Statements
Part A: The annual report to the Fund’s shareholders for the fiscal year ended April 30, 2021 (the “2021 Annual Report”) is incorporated by reference.

Part A: The semi-annual report to the Fund’s shareholders for the fiscal period ended October 31, 2021 (the “2021 Semi-Annual Report”) is incorporated by reference.

Part B: Audited financial statements and financial highlights for the fiscal year ended April 30, 2021 and related Report of Independent Registered Public Accounting Firm are incorporated herein by reference to the 2021 Annual Report.

Part B: Unaudited financial statements and financial highlights for the fiscal period ended October 31, 2021 are incorporated herein by reference to the 2021 Semi-Annual Report.

(2)	Exhibits

(a)(1)	Articles of Incorporation dated November 19, 1992 are incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-95523) filed on January 27, 2000.

(a)(2)	Articles Supplementary dated September 17, 2010 are incorporated by reference to Exhibit 77Q(1)(a) to the Registrant’s Semi-Annual Report for Registered Investment Companies on Form N-SAR filed on June 29, 2011.

(a)(3)	Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated December 15, 2011 are incorporated by reference to Exhibit 77Q(1)(a) to the Registrant’s Semi-Annual Report for Registered Investment Companies on Form N-SAR filed on June 27, 2012.

(a)(4)	Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated June 30, 2014 are incorporated by reference to Exhibit (a)(4) to Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-263021) filed on June 2, 2022.

(a)(5)	Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated June 26, 2015, are incorporated by reference to Exhibit 77Q(1)(a) to the Registrant’s Semi-Annual Report for Registered Investment Companies on Form N-SAR filed on December 24, 2015.

(a)(6)	Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated April 13, 2016, are incorporated by reference to Exhibit 77Q(1)(a) to the Registrant’s Semi-Annual Report for Registered Investment Companies on Form N-SAR filed on June 28, 2016.

(a)(7)	Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated December 28, 2018, is incorporated by reference to Item G.1.b.i to the Registrant’s Annual Report for Registered Investment Companies on Form N-CEN filed on July 15, 2019.

(a)(8)	Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated December 19, 2019, are incorporated by reference to Item G.1.b.i to the Registrant’s Annual Report for Registered Investment Companies on Form N-CEN filed on July 10, 2020.

(a)(9)	Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated April 2, 2020, are incorporated by reference to Item G.1.b.i to the Registrant’s Annual Report for Registered Investment Companies on Form N-CEN filed on July 10, 2020.

(a)(10)	Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Muni Term Preferred Shares dated December 30, 2020, are incorporated by reference to Item G.1.b.i to the Registrant’s Annual Report for Registered Investment Companies on Form N-CEN filed on July 13, 2021.

(a)(11)	Articles of Amendment to the Articles of Incorporation dated June 1, 2022 are incorporated by reference to Exhibit (a)(11) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-263021) filed on June 2, 2022.

(b)	Amended and Restated Bylaws, effective as of November 2, 2021, are incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 8-K as filed with the Securities and Exchange Commission on November 2, 2021.

(c)	Inapplicable

(d))	Portions of Articles of Incorporation and the Amended and Restated Bylaws of the Registrant defining the Rights of Stockholders are incorporated by reference to Exhibits (a)(1) and (b).

(e)	Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2 (File No. 333-95523) filed on January 27, 2000.

(f)	Inapplicable

(g)(1)	Amended and Restated Investment Management Agreement between the Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-263021) filed on June 2, 2022.

(g)(2)	Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(4) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(g)(3)	Amendment No. 1 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(5) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(g)(4)	Amendment No. 2 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(6) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(g)(5)	Amendment No. 3 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(7) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(g)(6)	Amendment No. 4 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(8) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(g)(7)	Form of Amendment No. 5 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(9) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(h)(1)	Form of Distribution Agreement – filed herewith.

(h)(2)	Form of Sub-Placement Agent Agreement – filed herewith.

(i)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit (i) to the Registration on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(j)	Form of Master Custodian Agreement is incorporated by reference to Exhibit (j) to the Registration on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(k)(1)	Form of Amended and Restated Transfer Agency and Service Agreement is incorporated by reference to Exhibit (k)(1) to the Registration on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(k)(2)	Form of Administration and Accounting Services Agreement is incorporated by reference to Exhibit (k)(2) to the Registration on Form N-2 of BlackRock Multi-Sector Income Trust (File No 333-262119), filed on January 12, 2022.

(k)(3)	Form of Eighth Amended and Restated Securities Lending Agreement between the Registrant and BlackRock Investment Management, LLC is incorporated by reference to Exhibit (k)(3) the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(k)(4)	Amended and Restated Administration Agreement is incorporated by reference to Exhibit (k)(4) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-263021) filed on June 2, 2022.

(l)(1)	Opinion and Consent of Counsel is incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-263021) filed on June 2, 2022.

(l)(2)	Opinion and Consent of Counsel – filed herewith.

(m)	Inapplicable

(n)	Independent Registered Public Accounting Firm Consent is incorporated by reference to Exhibit (n) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-263021) filed on June 2, 2022.

(o)	Inapplicable

(p)	Inapplicable

(q)	Inapplicable

(r)	Code of Ethics of the Registrant and BlackRock Advisors, LLC is incorporated herein by reference to Exhibit 16(a) of Post-Effective Amendment No. 1113 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on January 21, 2022.

(s)(1)	Calculation of Filing Fee Tables (Shelf Registration Statement Filed on February 25, 2022) is incorporated by reference to Exhibit (s) of the Registrant’s Registration Statement on Form N-2 (File No. 333-263021), filed on February 25, 2022.

(s)(2)	Calculation of Filing Fee Tables (Shelf Registration Statement Filed on June 2, 2022) is incorporated by reference to Exhibit (s)(2) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-263021) filed on June 2, 2022.

(s)(3)	Calculation of Filing Fee Tables (Final Prospectus Dated June 6, 2022) – filed herewith.

(t)(1)	Power of Attorney is incorporated by reference to Exhibit (s)(1) of the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-261023), filed on November 12, 2021.

(t)(2)	Power of Attorney (Lorenzo A. Flores) is incorporated by reference to Exhibit (s)(1) of the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-261023), filed on November 12, 2021.

Item 26.	Marketing Arrangements

The information contained under the section entitled “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fee	$7,008
NYSE listing fee	2,500
Accounting fees and expenses	4,000
Legal fees and expenses	70,000
FINRA fee	0

Total	$83,508	(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three year shelf offering period.

Item 28.	Persons Controlled By Or Under Common Control With The Registrant

None.

Item 29.	Number Of Holders Of Shares

As of May 24, 2022:

Title Of Class	Number Of Record Holders
Common Stock	98

Item 30.	Indemnification

Under Registrant’s Charter and Bylaws, the directors and officers of Registrant will be indemnified to the fullest extent allowed and in the manner provided by Maryland law and applicable provisions of the Investment Company Act of 1940, including advancing of expenses incurred in connection therewith. Indemnification shall not be provided however to any officer or director against any liability to the Registrant or its securityholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article 2, Section 405.2 of the Maryland General Corporation Law provides that the charter of a Maryland corporation may limit the extent to which directors or officers may be personally liable to the corporation or its shareholders for money damages in certain instances. The Registrant’s Charter provide that, to the fullest extent permitted by Maryland law, as it may be amended or interpreted from time to time, no director or officer of the Registrant shall be personally liable to the Registrant or its shareholders. The Registrant’s Charter also provide that no amendment of the Registrant’s Charter or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers in respect of any act or omission that occurred prior to such amendment or repeal.

Registrant has also entered into an agreement with Directors and officers of the Registrant entitled to indemnification under the Charter pursuant to which the Registrant has agreed to advance expenses and costs incurred by the indemnitee in connection with any matter in respect of which indemnification might be sought pursuant to the Charter to the maximum extent permitted by law.

Reference is also made to:

•	Sections 9 and 10 of the Registrant’s Investment Management Agreement, a form of which is filed as Exhibit (g)(1) of this Registration Statement.

Additionally, the Registrant and the other funds in the BlackRock Fixed-Income Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its Directors, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Item 31.	Business And Other Connections Of Investment Advisor

BlackRock Advisors, LLC, a limited liability company organized under the laws of Delaware (the “Advisor”), acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Advisor, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Advisor or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Advisor filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-47710).

BlackRock International Limited (“BIL”) acts as sub-adviser for a number of affiliated registered investment companies advised by BlackRock Advisors, LLC. The address of each of these registered investment companies is 100 Bellevue Parkway, Wilmington, Delaware 19809. The address of BIL is Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom. The list required by this Item 31 about officers and directors of BIL, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by BIL pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-51087).

Item 32.	Location Of Accounts And Records

Omitted pursuant to the instruction to Item 32 of Form N-2.

Item 33.	Management Services

Not Applicable

Item 34.	Undertakings

(1)	Not applicable.

(2)	Not applicable.

(3)	The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Accordingly, the Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	If applicable:

(a)

For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 6th day of June, 2022.

BLACKROCK INVESTMENT QUALITY MUNICIPAL TRUST, INC.

By:	/s/ John M. Perlowski
John M. Perlowski
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ John M. Perlowski (John M. Perlowski)	Director, President and Chief Executive Officer (Principal Executive Officer)	June 6, 2022

/s/ Trent Walker (Trent Walker)	Chief Financial Officer (Principal Financial and Accounting Officer)	June 6, 2022

CYNTHIA L. EGAN* (Cynthia L. Egan)	Director

FRANK J. FABOZZI* (Frank J. Fabozzi)	Director

LORENZO A. FLORES* (Lorenzo A. Flores)	Director

STAYCE D. HARRIS* (Stayce D. Harris)	Director

J. PHILLIP HOLLOMAN* (J. Phillip Holloman)	Director

R. GLENN HUBBARD* (R. Glenn Hubbard)	Director

W. CARL KESTER* (W. Carl Kester)	Director

CATHERINE A. LYNCH* (Catherine A. Lynch)	Director

ROBERT FAIRBAIRN* (Robert Fairbairn)	Director

*By: /s/ Janey Ahn (Janey Ahn, Attorney-In-Fact)		June 6, 2022

EXHIBIT INDEX

Exhibit Number	Description

(h)(1)	Form of Distribution Agreement

(h)(2)	Form of Sub-Placement Agent Agreement

(l)(2)	Opinion and Consent of Counsel

(s)(3)	Calculation of Filing Fee Tables (Final Prospectus Dated June 6, 2022)